Kelda Group plc
Western House
Halifax Road
Bradford BD6 2SZ
Tel +44 (0)1274 600111
Fax +44 (0)1274 608608
www.keldagroup.com

KeldaGroup

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 05 2007
WASH. D.C.
209

07027983

Securities and Exchange Commission
450 Fifth Street N.W.
Washington
D.C.20549
U.S.A.

Our Ref: LB/CS/24/3

Your Ref: 82-2782

SUPPL

31 October 2007

Dear Sirs

RE: Stock Exchange Announcement

Please find enclosed copies of a stock exchange announcement issued on behalf of Kelda Group plc as follows:

- Director/PDMR Shareholding
- Annual Report and Accounts
- Holding(s) in Company

These documents are being made pursuant to Rule 12g3 – 2 (b), please note the file number for your reference 82-2782.

Yours faithfully

PROCESSED
NOV 20 2007
THOMSON
FINANCIAL

L. Bryenton

Lesley Bryenton
Shareholder Relations Officer

Encl.

Company	Kelda Group PLC
TIDM	KEL
Headline	Holding(s) in Company
Released	11:06 31-Oct-07
Number	PRNUK-3110

TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Kelda Group plc

2. Reason for the notification	State Yes/No
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	

3. Full name of person(s) subject to the notification obligation (iii):	Legal & General Group Plc (L&G)
4. Full name of shareholder(s) (if different from 3.) (iv):	Legal & General Assurance (Pensions Management) Limited (PMC)
5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):	17 October 2007
6. Date on which issuer notified:	30 October 2007
7. Threshold(s) that is/are crossed or reached:	From 3% - 4% (L&G)

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggering transaction (vii)				
	Number of Shares	Number of Voting Rights (viii)	Number of shares	Number of voting rights (ix)		% of voting rights	
			Direct	Direct (x)	Indirect (xi)	Direct	Indirect

Ord GBP 0.202222	10,932,714	10,932,714	11,310,236	11,310,236	4.10

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
11,310,236	4.10

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (11,310,236 - 4.10% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (9,993,094 - 3.62% = PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance (Pensions Management) Limited (PMC) (9,993,094 - 3.62% = PMC)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: Notification using the total voting rights figure of 275,788,770

Please note this notification has been delayed due to the large number of disclosures required following a substantial amount of new business

which has come to us in the form of an in-specie transfer.

14. Contact name: Stuart McFarlane

15. Contact telephone number: 01274 804109

END

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Regulatory Announcement

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Company	Kelda Group PLC
TIDM	KEL
Headline	Annual Report and Accounts
Released	12:20 27-Sep-07
Number	PRNUK-2709

Copies of the Annual Report and Accounts 2007 for the following companies have been submitted to the UK Listing Authority:

1. Yorkshire Water Services Limited

2. Yorkshire Water Services Finance plc

These documents will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

Contact:

Christopher Hill

Deputy Company Secretary

01274 804135

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Regulatory Announcement

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Company	Kelda Group PLC
TIDM	KEL
Headline	Director/PDMR Shareholding
Released	16:22 27-Sep-07
Number	PRNUK-2709

On 27 September 2007, pursuant to the rules of the long term incentive plan established by the Company in 2003 and as amended at the annual general meeting held on 1 August 2007, conditional awards in respect of the following numbers of shares (which allow participants to receive shares after 3 years, with the number of shares received depending on the relative performance of the Company) have been issued to the following directors:

Mr K Whiteman 9,068

Mr M G Towers 8,699

For additional information contact:

Stuart McFarlane

Company Secretary

Tel: 01274 804110

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